UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2004

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                      to

Commission file number 001-15811

MARKEL CORPORATION RETIREMENT SAVINGS PLAN

(Full title of the plan and the address of the plan, if different from that of the issuer named below)

MARKEL CORPORATION

4521 Highwoods Parkway

Glen Allen, Virginia 23060

(Name of issuer of the securities held pursuant to the plan and the address of its principal executive office)

MARKEL CORPORATION RETIREMENT SAVINGS PLAN

Financial Statements and Supplemental Schedule

December 31, 2004 and 2003

(With Report of Independent Registered Public Accounting Firm Thereon)

MARKEL CORPORATION RETIREMENT SAVINGS PLAN

Report of Independent Registered Public Accounting Firm

The Board of Directors

Markel Corporation

The Administrative Committee

Markel Corporation Retirement Savings Plan:

We have audited the accompanying statements of assets available for benefits of the Markel Corporation Retirement Savings Plan (the Plan) as of December 31, 2004 and 2003, and the related statements of changes in assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the assets available for benefits of the Markel Corporation Retirement Savings Plan as of December 31, 2004 and 2003, and the changes in assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ KPMG LLP

Richmond, Virginia

June 10, 2005

MARKEL CORPORATION RETIREMENT SAVINGS PLAN

Statements of Assets Available for Benefits

December 31, 2004 and 2003

	2004	2003
Investments, at fair value (note 3):
Mutual funds	$82,336,234	68,851,790
Markel Corporation common stock	60,978,246	40,279,216
Participant loans	1,395,423	1,419,574

Total investments	144,709,903	110,550,580

Receivables:
Employer’s contributions	—	392,413
Participants’ contributions	—	311,176

Total receivables	—	703,589

Assets available for benefits	$144,709,903	111,254,169

See accompanying notes to financial statements.

2

MARKEL CORPORATION RETIREMENT SAVINGS PLAN

Statements of Changes in Assets Available for Benefits

Years ended December 31, 2004 and 2003

	2004	2003
Additions to assets attributed to:
Investment income:
Net appreciation in fair value of investments (note 3)	$22,253,097	17,310,785
Interest on participant loans	89,210	97,505
Interest and dividends	2,221,630	1,408,790

	24,563,937	18,817,080

Contributions:
Employer’s	5,721,205	4,935,832
Participants’	6,997,258	6,405,511

	12,718,463	11,341,343

Total additions	37,282,400	30,158,423

Deductions from assets attributed to participant distributions and withdrawals	(3,826,666)	(3,182,209)

Net increase	33,455,734	26,976,214
Assets available for benefits:
Beginning of year	111,254,169	84,277,955

End of year	$144,709,903	111,254,169

See accompanying notes to financial statements.

3

MARKEL CORPORATION RETIREMENT SAVINGS PLAN

Notes to Financial Statements

December 31, 2004 and 2003

(1)	Summary of Significant Accounting Policies

The following are the significant accounting policies followed by the Markel Corporation Retirement Savings Plan (the Plan).

(a)	Basis of Presentation

The accompanying financial statements, which present the assets of the Plan, and changes in those assets, have been prepared on the accrual basis of accounting. Accordingly, contributions to the Plan and interest and dividend income are recognized as earned; plan benefits and withdrawals are recorded when paid and net appreciation and depreciation of investments are recognized as they occur. Participant loans receivable represent loans to participants made against their vested balances as permitted by the Plan.

(b)	Use of Estimates

Accounting principles generally accepted in the United States of America (U.S. GAAP) require the plan administrator to make estimates and assumptions when preparing financial statements. Actual results could differ from those estimates.

(c)	Investments

The Plan’s investments are stated at fair value. The fair value of Markel Corporation common stock is based upon the quoted market price of the stock as of the end of each year. Investments in shares of mutual funds are valued according to the net asset values of the funds on the basis of fair values of the assets and liabilities thereof. Participant loans are valued at the principal amount outstanding, which approximates fair value.

The change in the difference between the fair value and the cost of investments held at the beginning and end of each year, adjusted for realized gains or losses on investments sold during the year, is reflected in the Statements of Changes in Assets Available for Benefits as appreciation or depreciation in fair value of investments.

The cost of investments sold is determined on the basis of average cost. Purchases and sales of investments are recorded on a settlement date basis. The recording of these transactions on a trade-date basis would not have had a material impact on the accompanying financial statements. Dividends are recorded on the ex-dividend date.

(d)	Income Taxes

The Plan is in receipt of a favorable determination letter dated August 12, 2002, which states that the Plan complies in form with the series of tax law changes collectively referred to as GUST. The plan administrator believes the Plan is designed and operated in compliance with the plan document and current law for the years under audit. Accordingly, participants have not been taxed on their salary reduction contributions, or investment earnings related to these contributions, when received by the trustee under the Plan. Ordinarily, participants are subject to tax on these amounts when they receive distributions from the Plan.

4	(Continued)

MARKEL CORPORATION RETIREMENT SAVINGS PLAN

Notes to Financial Statements

December 31, 2004 and 2003

Under normal circumstances, the Plan will not be taxed on its dividend and interest income, any realized investment gains or any unrealized appreciation on investments.

(e)	Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the Statements of Assets Available for Benefits.

(2)	Summary of Significant Provisions of the Plan

The following description of the Plan provides only general information. Participants should refer to the plan agreement for a more complete description of the Plan’s provisions.

(a)	General

The Plan is a defined contribution plan covering all North American employees of Markel Corporation and its wholly owned domestic subsidiaries (the Company). Employees, age 18 or older, are eligible for the Plan upon date of employment, with matching Company contributions commencing after 1 year of service. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). The Plan is administered by an administrative committee appointed by the chief executive officer of the Company. The assets of the Plan are held in trust under an agreement with Fidelity Management Trust Company (the Trustee), with administrative services provided by Fidelity Institutional Retirement Services Company, a division of Fidelity Investments Institutional Services Company, Inc.

(b)	Contributions

Each year, the Company is obligated to contribute to the Plan, subject to service requirements, an amount equal to 6% of each participant’s compensation. The Company also contributes under the matching provision of the Plan an amount equal to 100% of the first 2% and 50% of the next 2% of compensation contributed by a participant, not to exceed 3% of the participant’s compensation for any such year. Participants may contribute, in whole percentage increments, up to 50% of their annual compensation, excluding bonuses, on a pre-tax basis up to a limit of $13,000 in 2004. In addition, participants that reach age 50 before the close of the plan year can elect to make a “catch-up contribution” to the Plan for the plan year. The amount of the catch-up contribution is limited to $3,000 for 2004. The allocation of both employer and participant contributions to the various funds is based upon the individual participant’s election. One-third of the employer’s contribution, representing up to 3% of a participant’s annual compensation, will be allocated to a company stock fund; however, once the funds are invested in the company stock fund, the participant has the ability to redirect these funds at their discretion.

Participant contributions, as shown in the accompanying Statements of Changes in Assets Available for Benefits, include amounts rolled over into the Plan from other qualified plans totaling $1,248,699 and $1,326,166 for the years ended December 31, 2004 and 2003, respectively.

5	(Continued)

MARKEL CORPORATION RETIREMENT SAVINGS PLAN

Notes to Financial Statements

December 31, 2004 and 2003

(c)	Participant Accounts

Each participant’s account is credited with the participant’s and Company’s contributions and earnings of the Plan. The posting of earnings is made on a daily basis.

(d)	Vesting and Plan Termination

Participants are immediately vested in their own contributions plus earnings thereon. Vesting in the Company’s contributions is based on years of service as follows:

Years of vesting service	Vested percentage
Less than two years of service	0%
Two years of service	20%
Three years of service	50%
Four or more years of service	100%

In accordance with the provisions of the Plan, any portion of the Company’s contributions that has not vested at the time of a participant’s withdrawal shall be forfeited by the participant, and applied to reduce future Company contributions. For the years ended December 31, 2004 and 2003, forfeited amounts totaled $126,656 and $98,021, respectively.

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants would become 100% vested in their respective employer contributions.

(e)	Payment of Benefits

Upon termination of service, participants may receive a lump sum amount equal to the value of their vested account within 60 days of the quarter end in which termination occurred or their account will continue to be held in the trust fund until the participant reaches age 65 or dies, whichever occurs first.

(f)	Participant Loans

The Plan contains a provision for loans to participants with the consent of the plan administrator. Under the terms of the Plan, participants may borrow from their accounts a minimum of $1,000 up to the lesser of $30,000 or 30% of the vested value of the participant’s account, or under certain conditions, up to a maximum of the lesser of $50,000 or 50%. Loans bear interest at a market rate and are repayable in accordance with terms established by the Plan.

(g)	Investment Options

The Plan offers 16 investment fund options – Markel Corporation common stock, the Fidelity Magellan Fund, the Fidelity Puritan Fund, the Fidelity Equity Income Fund, the Fidelity Retirement Money Market Portfolio, the Fidelity Stock Selector Fund, the Fidelity Intermediate Bond Fund, the Fidelity Contrafund, the Fidelity Overseas Fund, the Fidelity Small Capital Independence Fund, the Fidelity Freedom 2000 Fund, the Fidelity Freedom 2010 Fund, the Fidelity Freedom 2020 Fund, the

6	(Continued)

MARKEL CORPORATION RETIREMENT SAVINGS PLAN

Notes to Financial Statements

December 31, 2004 and 2003

Fidelity Freedom 2030 Fund, the Fidelity Freedom 2040 Fund, and the Fidelity Freedom Income Fund. Participants in the Plan are able to direct into which fund contributions are invested as discussed in note 2(b). Participants are allowed to change investment options daily, except for the company stock fund, for which participants may change investment options on a real-time basis.

(3)	Investments

The Plan’s investments are held by a trustee-administered trust fund. The following tables present the fair value of investments at December 31, 2004 and 2003 that represent 5% or more of the Plan’s assets at the end of the respective years:

	December 31, 2004
	Number of shares or units	Fair value
Markel Corporation common stock	167,523	$60,978,246
Mutual funds:
Fidelity Magellan Fund	162,674	16,883,945
Fidelity Puritan Fund	759,856	14,399,276
Fidelity Equity Income Fund	249,953	13,192,516
Fidelity Retirement Money Market Portfolio	8,340,161	8,340,161
Fidelity Contrafund	144,509	8,199,462

	December 31, 2003
	Number of shares or units	Fair value
Markel Corporation common stock	158,886	$40,279,216
Mutual funds:
Fidelity Magellan Fund	156,721	15,317,910
Fidelity Puritan Fund	661,285	12,213,936
Fidelity Equity Income Fund	215,453	10,718,801
Fidelity Retirement Money Market Portfolio	7,567,495	7,567,495
Fidelity Stock Selector Fund	300,812	6,314,044
Fidelity Intermediate Bond Fund	567,857	6,053,354
Fidelity Contrafund	121,758	6,008,759

7	(Continued)

MARKEL CORPORATION RETIREMENT SAVINGS PLAN

Notes to Financial Statements

December 31, 2004 and 2003

During 2004 and 2003, the Plan’s investments (including investments bought, sold and held during the year) appreciated in fair value by $22,253,097 and $17,310,785, respectively, as follows:

	Year ended December 31,
	2004	2003
Markel Corporation common stock	$18,164,682	7,262,490
Mutual funds:
Fidelity Magellan Fund	951,327	2,865,457
Fidelity Puritan Fund	352,938	1,669,848
Fidelity Equity Income Fund	710,120	2,062,115
Fidelity Stock Selector Fund	562,451	1,276,073
Fidelity Intermediate Bond Fund	(81,098)	(50,058)
Fidelity Contrafund	1,000,722	1,202,878
Fidelity Overseas Fund	279,603	591,369
Fidelity Small Capital Independence Fund	139,217	205,143
Fidelity Freedom 2000 Fund	3,514	3,330
Fidelity Freedom 2010 Fund	26,261	60,261
Fidelity Freedom 2020 Fund	67,411	61,470
Fidelity Freedom 2030 Fund	47,517	60,159
Fidelity Freedom 2040 Fund	26,538	36,636
Fidelity Freedom Income Fund	1,894	3,614

Net appreciation in fair value	$22,253,097	17,310,785

(4)	Administrative Expenses

The administrative expenses of the Plan have been paid by the Company to the Trustee. Expenses paid by the Company totaled approximately $62,504 and $53,832 for the years ended December 31, 2004 and 2003, respectively.

(5)	Reconciliation of Financial Statements to Form 5500

In accordance with U.S. GAAP, the Plan accounts for amounts allocated to withdrawing participants when paid. For purposes of reporting on Form 5500, these distributions are recorded in the period such amounts are authorized to be paid to participants. Such treatment may result in a difference between the Plan’s Form 5500 and the accompanying financial statements. For the year ended December 31, 2004, there were no such differences. For the year ended December 31, 2003, benefits paid to participants per Form 5500 differed from the accompanying financial statements by $(2,233).

(6)	Related Party Transactions

The Plan owned 167,523 shares of Markel Corporation common stock as of December 31, 2004, which had a cost basis of $22,407,175 and a fair value of $60,978,246. During the year, 18,788 shares of Markel Corporation common stock were purchased at a total cost of $5,494,766 and 10,151 shares, with a cost basis of $1,699,676, were sold for $2,960,132.

Certain plan investments are shares of mutual funds with Fidelity Investments Institutional Services Company, Inc., an affiliate of the Plan’s trustee, who is a party-in-interest.

8

Schedule

MARKEL CORPORATION RETIREMENT SAVINGS PLAN

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2004

Identity of issue, borrower, lessor or similar party	Description of investment including maturity date, rate of interest, collateral, par or maturity value	Current value
Markel Corporation*	167,523 shares of Markel Corporation common stock, cost of $22,407,175	$60,978,246
Mutual funds:
Fidelity Investments*	162,674 shares of Fidelity Magellan Fund	16,883,945
Fidelity Investments*	759,856 shares of Fidelity Puritan Fund	14,399,276
Fidelity Investments*	249,953 shares of Fidelity Equity Income Fund	13,192,516
Fidelity Investments*	8,340,161 shares of Fidelity Retirement Money Market Portfolio	8,340,161
Fidelity Investments*	144,509 shares of Fidelity Contrafund	8,199,462
Fidelity Investments*	312,318 shares of Fidelity Stock Selector Fund	7,123,981
Fidelity Investments*	624,128 shares of Fidelity Intermediate Bond Fund	6,565,827
Fidelity Investments*	77,184 shares of Fidelity Overseas Fund	2,730,766
Fidelity Investments*	88,963 shares of Fidelity Small Capital Independence Fund	1,754,360
Fidelity Investments*	85,804 shares of Fidelity Freedom 2020 Fund	1,197,830
Fidelity Investments*	48,668 shares of Fidelity Freedom 2010 Fund	662,856
Fidelity Investments*	46,928 shares of Fidelity Freedom 2030 Fund	660,742
Fidelity Investments*	39,804 shares of Fidelity Freedom 2040 Fund	329,183
Fidelity Investments*	13,943 shares of Fidelity Freedom Income Fund	157,139
Fidelity Investments*	11,440 shares of Fidelity Freedom 2000 Fund	138,190

	Total mutual funds	$82,336,234
Participant loans*	$1,395,423 in loan receivables from participants with interest rates of prime + 1% or 2%	1,395,423

Total investments		$144,709,903

*	Party-in-interest

See accompanying report of independent registered public accounting firm.

9

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the administrative committee members have duly caused this annual report to be signed on behalf by the undersigned hereunto duly authorized.

MARKEL CORPORATION RETIREMENT SAVINGS PLAN

By:	/s/ PAMELA J. PERROTT
Administrative Committee Member

Date: June 24, 2005

Exhibit Index

Number	Description

23	Consent of Independent Registered Public Accounting Firm